[Letterhead of Teledyne Technologies]

January 3, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-7010

Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Teledyne Technologies Incorporated
Form 10-K for the Fiscal Year Ended January 1, 2012 Filed February 29, 2012 File No. 1-15295

Dear Ms. Blye:

Teledyne Technologies Incorporated (“Teledyne” or the “Company”) hereby responds to the comment letter dated December 19, 2012, related to the above-referenced filing, as follows. Each comment is repeated for reference, followed by the Company’s response.

General

1.	We note a February 2012 OFAC press release stating that you and subsidiary Teledyne RD Instruments, Inc. agreed to pay $30,385 to settle allegations of violations of the Sudanese Sanction Regulations. Sudan is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We also note that your website and the websites of Teledyne Advanced Pollution Instrumentation, Teledyne Analytical Instruments, Teledyne TSS, and Teledyne Leeman Labs provide contact information for the Middle East. Iran and Syria, located in the Middle East, are also designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Your Form 10-K does not provide disclosure about contacts with Sudan, Iran or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Your response should describe any products, technology, services or components you have provided to Sudan, Iran or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

RESPONSE: First and foremost, Teledyne and its subsidiaries, including foreign subsidiaries, do not conduct business in Sudan, Iran or Syria. The transactions underlying the press release to which you refer involve re-exports of certain Acoustic Doppler Current Profilers to Sudan made more than five years ago, in 2007, by a German distributor of Teledyne RD Instruments, Inc., a Teledyne subsidiary. In 2009, when the Company discovered the transactions after a routine internal review, the Company voluntarily self-reported the two shipments to the appropriate agencies, namely the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) and the Office of Export Enforcement of the Bureau of Industry and Security of the U.S. Department of Commerce (“OEE”). After investigation, OEE issued a warning letter in 2010 and, then in or about November 2011, OFAC reviewed the matter and, after recognizing several mitigating factors, negotiated with the Company a settlement and reduced civil monetary penalty of $30,385.

While the Company and its subsidiaries do have employees in the Middle East, they are not conducting business in Sudan, Iran or Syria. Teledyne maintains what it believes to be a robust trade compliance program, which includes periodic employee training on embargoed and sanctioned countries. Teledyne and its subsidiaries also utilize end-user screening tools to help ensure that sales are not improperly made to parties on various U.S. Government-restricted or controlled entities lists. Additionally, while the Company and its subsidiaries have independent sales representatives and distributors located in the Middle East, these representatives and distributors do not operate in Sudan, Iran or Syria on our behalf. As a result of our 2009 disclosure, our written agreements with these persons were revised to strengthen the export law compliance provisions and specifically mention that business cannot be conducted in Sudan, Iran or Syria.

2.	Please discuss the materiality of your contacts with Sudan, Iran or Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should also address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations with Sudan, Iran and Syria.

RESPONSE: Teledyne and its subsidiaries do not have direct or indirect contacts with Sudan, Iran or Syria. We may occasionally receive unsolicited web inquiries from persons in such countries to which we typically respond that we cannot do business in such countries. In the past, we have also alerted certain U.S. government agencies of such unsolicited inquiries.

In the last three fiscal years and subsequent interim period, we have had no revenues from, assets in or liabilities to persons or entities in Sudan, Iran or Syria, and consequently, no such revenues, assets or liabilities, or contacts, could in any way be material. Needless to say, we do not understand any related basis on which a government or corporate enterprise would divest itself of any investment in Teledyne or engage or participate in any similar initiative. To the contrary, we would tend to think that reasonable investors would view favorably Teledyne’s trade compliance program, including its export control personnel, policies and procedures.

3.	We note that the statement on Export Compliance section of your website that some of your products are classified as dual use. Please tell us whether any of the contacts you describe in response to the foregoing comments involve products, technologies or components that are dual use.

RESPONSE: Since we have no contacts with the countries involved, there have been no contacts that could relate to dual use products.

The Company hereby acknowledges that (a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, please contact the undersigned at 805-373-4605.

Sincerely,

/s/ Melanie S. Cibik

Melanie S. Cibik Senior Vice President, General Counsel and Secretary Teledyne Technologies Incorporated

cc:	Audit Committee